All_ebt Foundation, Delaware C-Corp
Financial Statements for March 21st, 2019 to Present

All_ebt Foundation GAAP BALANCE SHEET

ASSETS	2019	2020
CURRENT ASSETS		
Cash	$3,772	
Accounts Receivable	$1,350	
Inventory	$0	
Prepaid Expenses	$0	
Short-Term Investments	$0	
Total Current Assets	$5,122	$0
FIXED (LONG-TERM) ASSETS		
Long-Term Investments	$0	
Property, Plant, and Equipment	$4,747	
(Less Accumulated Depreciation)	$0	
Intangible Assets		
Total Fixed Assets	$4,747	$0
OTHER ASSETS		
Deferred Income Tax	$0	
Other	$0	
Other	$0	
Total Other Assets	$0	$0
Total Assets	**$9,869**	**$0**

LIABILITIES AND OWNER'S EQUITY	2019	2020
CURRENT LIABILITIES		
Accounts Payable	$0	
Short-Term Loans	$0	
Income Taxes Payable	$0	
Accrued Salaries and Wages	$0	
Unearned Revenue		
Current Portion of Long-Term Debt		
Total Current Liabilities	$0	$0
LONG-TERM LIABILITIES		
Long-Term Debt	$0	
Deferred Income Tax	$0	
Other	$0	
Total Long-Term Liabilities	$0	$0
OWNER'S EQUITY		
Owner's Investment	$0	
Retained Earnings	$0	
Other		
Total Owner's Equity	$0	$0
Total Liabilities and Owner's Equity	**$0**	**$0**

COMMON FINANCIAL RATIOS	2017	2018
Debt Ratio (Total Liabilities / Total Assets)	0.00	
Current Ratio (Current Assets / Current Liabilities)		
Working Capital (Current Assets / Current Liabilities)	$5,122	$0
Assets-to-Equity Ratio (Total Assets / Owner's Equity)		
Debt-to-Equity Ratio (Total Liabilities / Owner's Equity)		

Notes to the Financial Statments:

Nature of Business

All_ebt, Foundation ("theCompany") is a Delaware C-Corp incorporated on March 21st, 2019 under the Laws of the State of Delaware, and is headquartered in Pasadena, California. The company develops computer software for low-income Americans to help them find access to healthy food.

Basis of Presentation:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in theUnited StatesofAmerica ("GAAP").

Cash and Cash Equivalents:

The Company has no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts.